

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

April 8, 2010

Peter Chin
Chief Executive Officer
Disability Access Corporation
3355 Spring Mountain Road, Suite 66
Las Vegas, Nevada 89102

> **Re: Disability Access Corporation**
> **Amendment No. 6 to Registration Statement on Form 10**
> **Filed March 25, 2010**
>
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Form 10-Q for the Quarter Ended June 30, 2009**
> **Form 10-Q for the Quarter Ended September 30, 2009**
>
> **File No. 000-53538**

Dear Mr. Chin:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

AMENDMENT NO. 6 TO FORM 10

General

1. We note that you filed a Form 8-K on March 12, 2010, which disclosed that on February 23, 2010, Mr. Chin and PTS, Inc. entered into an agreement wherein Mr. Chin would resign from all positions he held with PTS, forgive certain indebtedness of PTS and exchange PTS stock that he held for PTS's interest in Disability Access Corporation. As such, as of that date, Disability Access Corporation ceased being a

subsidiary of PTS. In light of this event, please update your Form 10 throughout to disclose that you are no longer a subsidiary of PTS and reflect this change in share ownership in your beneficial ownership table on page 25.

2.   We also note that the Exchange and Settlement Agreement between PTS and Mr. Chin was entered into February 23, 2010, but that the Form 8-K that disclosed the agreement was not filed until March 12, 2010. Please note that an entry into a material definitive agreement is an event that must be disclosed within four business days of occurrence. Therefore, this agreement was not timely disclosed and management should take its failure to timely report this event into consideration when evaluating its disclosure controls and procedures for the respective period.

3.   We note your response to comment 1 from our letter dated January 26, 2010 and the related disclosure in the Form 10-K filed by PTS, Inc. Please revise the Form 10 to include similar disclosure regarding the contingent liability of Disability Access Corporation, considering that you are the issuer of the shares that were distributed in an unregistered offering.

Item 2. Financial Information,

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

Six Months Ended June 30, 2009 compared to Six Months Ended June 30, 2008, page 21

4.   We note your response to comment 4 in our letter dated January 16, 2010, however, the revised disclosure does not address our comment. Considering that you have experienced a decline in revenues during the most recent six- and nine-month periods, please revise to omit the statement that you expect "continued" growth and demand for your products and services. In addition, please tell us the basis for your statement that ADA litigation continues to increase across the United States, or remove this statement from your disclosure.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 25

5.   We note your response to prior comment 4. Please revise footnote (9) to describe the shares of common stock underlying Mr. Chin's Series C preferred stock. Revise the amount shown in the table to reflect the total number of shares beneficially owned, including shares underlying the Series C preferred stock. Refer to Rule 13d-3(d)(1)(i), which provides that a person shall be deemed to be the beneficial owner of a securities if that person has the right to acquire ownership within sixty days, including any right to acquire the securities through the conversion of another security.

Item 6. Executive Compensation, page 28

Director Compensation, page 28

6.   Your director compensation table on page 28 discloses that each of your directors received compensation in 2009, however, your disclosure on page 29 immediately after the table states that during 2009, 2008 and 2007, your Board of Directors "did not receive any compensation for serving." Please revise to remove the inconsistent disclosure or advise.

Item 15. Financial Information and Exhibits, page 34

7.   We note your response to comment 8 in our letter dated January 26, 2010. We note, however, that many of your exhibits were previously filed in the incorrect format. Please file exhibits 4.1, 10.1 and 10.2 in the appropriate format.

Item 15. Financial Statements and Exhibits, page 33

Note 6 – Convertible Preferred Stock and Debentures, page F-16

8.   We note your response to comment 10 in our letter dated January 26, 2010. It appears that since Mr. Chin cannot dictate the actions of the Board of Directors, he cannot unilaterally call a vote and authorize the shares. As such, please restate your financial statements to bifurcate the conversion options embedded in the convertible debt hosts and account for them as derivative liabilities pursuant to ASC 815-40-25.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2009

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2009

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2009

9.   We note your response to comment 11 in our letter dated January 26, 2010 and the amended reports, which reflect that you had ineffective disclosure controls and procedures for the respective periods. We further note, however, that the amended reports did not remove the disclosure stating that management concluded that your disclosure controls and procedures were effective as of the end of the period. Please amend your reports to eliminate this inconsistency.

10.   With respect to your amended Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009, we note that management concluded that no changes have occurred to the company's internal controls during the periods presented that have materially affected, or are reasonably likely to materially affect, your internal controls. This does not appear consistent with your disclosure that you have "implemented controls" around your reporting timelines to assist in mitigating this issue in the future. Please explain to us what controls you have implemented to help mitigate your failure to timely file your reports and why they have no material effect on your internal controls over financial reporting.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest at 202-551-3432 or Dan Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or the undersigned at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Marc Applbaum, Esq. (*via facsimile*)